

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2015

<u>Via E-mail</u>
Somsak Chivavibul
President and Chief Financial Officer
Navient Funding, LLC
2001 Edmund Halley Drive
Reston, Virginia 20191

  Re: **SLM Student Loan Trust 2011-2**
      SLM Student Loan Trust 2012-1
      SLM Student Loan Trust 2012-2
      SLM Student Loan Trust 2012-6
      SLM Student Loan Trust 2013-6
      SLM Student Loan Trust 2014-1
      Forms 10-K for the year ended December 31, 2014
      Filed March 31, 2015
      File Nos. 333-166301-03, -05, -06, -09, -16, and -17

Dear Mr. Chivavibul:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ M. Hughes Bates

        M. Hughes Bates
        Special Counsel